September 18, 2009

BY EDGAR AND HAND DELIVERY

Ms. Sonia Barros

Ms. Stacie Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Colony Financial, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed September 8, 2009
File No. 333-160323

Dear Ms. Barros and Ms. Gorman:

On behalf of our client, Colony Financial, Inc., a Maryland corporation (the “Company”), we have electronically transmitted under separate cover, pursuant to Regulation S-T, Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-160323) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended, which has been marked to show changes from the Company’s filing of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Securities and Exchange Commission (the “Commission”) on September 8, 2009.

This letter responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”), received by letter dated September 17, 2009 (the “Comment Letter”), with respect to Amendment No. 3, and the changes reflected in Amendment No. 4 to the Registration Statement (“Amendment No. 4”) include those made in response to the Comment Letter. We have enclosed with this letter a marked copy of Amendment No. 4, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 4. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 4.

Securities and Exchange Commission

September 18, 2009

General Comments

1.	Prior to effectiveness, please provide either a copy of the letter from the Financial Industry Regulatory Authority (“FINRA”) or a telephone call to inform us that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements.

The Company acknowledges this comment and undertakes to provide such information to the staff when FINRA has completed its review.

Cover Page

2.	We note that Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, and UBS Securities LLC are acting as joint book running managers and representatives of the underwriters. We note that you have identified five additional underwriters in this amendment. Please ensure that only the lead or managing underwriter(s) are identified on the prospectus cover page. See Item 501(b)(8) of Regulation S-K.

The Company respectfully advises the Staff that each of the underwriters identified on the cover page of the prospectus is a lead or managing underwriter for the offering.

Historical Performance of Colony Capital and its Affiliates, page 113

3.	We note your disclosure on page 116 regarding realized proceeds of approximately $22 million on the CMBS, realized proceeds of approximately $6 million on the distressed whole loans and realized proceeds of approximately $4 million on the other real estate-related securities. Please revise your disclosure to explain what you mean by “realized proceeds.”

In response to the Staff’s comment, the Company has revised the disclosure on page 116 as requested.

4.	We note your response to our prior comment 2. Please note that Guide 5 provides that programs with dissimilar investment objectives should be grouped according to their investment objectives and information about those programs should be presented on an aggregate basis by year. The “year” refers to the year in which the final closing of the program occurred. All programs which closed in that particular year should be aggregated. For example, if the sponsor closed two programs in year 1, three programs in year 2 and three programs in year 3, then the two programs that closed in year 1 should be presented in a column, the three programs that closed in year 2 should be presented in another column, and the three programs that closed in year 3 should be presented in a third and separate column. Please provide us your analysis as to why you believe the presentation of this information by year would not be material to investors.

In response to the Staff’s comment, the Company has revised the disclosure as requested in Tables I and II. With respect to Table III, the Company believes that the presentation of the information by year would not be material to investors because the funds are all similar in nature (real estate equity funds) and that the focus of Colony during the relevant time period was consistent from year to year—equity investments in real estate. In addition, the operating performance of the funds presented in Table III generally has been consistent among the funds in each of the years presented. The Company advises the Staff that there has been no material difference in the relative performance of any particular fund as a result of the year in which the fund closed, and all of the funds have followed the same performance trend, regardless of year in which the fund closed. More specifically, each of the funds performed well in 2005, 2006 and 2007 (to the extent they were operating during such years), and each of the funds has been adversely affected in 2008 and 2009 as a result of the downturn in the global economy. This information is well documented in Table III as currently presented, as well as in the narrative paragraph on the bottom of page 118 regarding the adverse effects of the recent economic downturn. The Company does not believe that this information would be any more apparent by presenting it based upon the year in which the fund closed and believes that such presentation is not material to an investor’s understanding of the performance of the funds presented.

Securities and Exchange Commission

September 18, 2009

5.	We note your response to our prior comments 3 and 4. Please note that the tables in Guide 5 are not limited to “real” property. Please provide applicable or comparable disclosure for the acquisitions of property or tell us why you believe such disclosure would not be material to investors.

In response to the Staff’s comment, the Company has provided the requested disclosure required by Table V and Table VI, as applicable, on pages 122 and 123. In addition, the Company has revised the disclosure on page 116 under the caption “Historical Performance of Colony Capital and its Affiliates—Real Estate Debt and Equity Programs Sponsored by Colony Capital from 1999 to 2009” to include the requested disclosure with respect to CDCF.

Exhibit 3.1

6.	We note that you will file the Form of Articles of Amendment and Restatement of Colony Financial, Inc. Please also file your articles of incorporation as currently in effect in accordance with Item 601(b)(3) of Regulation S-K.

As discussed with the Staff in our conversation on September 17, 2009, the Company intends to file the Articles of Amendment and Restatement of Colony Financial, Inc. with the State of Maryland Department of Assessments and Taxation prior to going effective on the registration statement, and will file the effective version thereof as an exhibit to the registration statement. However, in response to the Staff’s request in our conversation on September 17, 2009, the Company has filed the Form of Articles of Amendment and Restatement of Colony Financial, Inc. with Amendment No. 4.

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The Company respectfully believes that the proposed modifications to Amendment No. 4, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-637-3675.

Very truly yours,

/s/ David P. Slotkin

David P. Slotkin, Esq.

cc:	Ronald M. Sanders, Esq. J. Warren Gorrell, Jr., Esq. Larry P. Medvinsky, Esq.